FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number 000-22161

    Corgi International
Limited

    (Exact name of Registrant as specified in
its charter)

    Unit 10, 16/F, Wah Wai Centre, 38-40
      Au Pui Wan Street, Fotan, New Territories Hong Kong, S.A.R.,
China

    (Address of principal executive
offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Index to Exhibits

Exhibit No.

Description

99.1

    Press release dated June 21,
2006

99.1

    Press release dated June 21,
2006

 Corgi on Board to Produce STAR TREK(R) 40th ANNIVERSARY COLLECTIBLES For American Market.

CHICAGO--(BUSINESS WIRE)--June 21, 2006--Corgi International Limited, the leading name in die-cast scale models, has added another license to their already impressive portfolio, by signing a new deal with CBS Consumer
Products to produce a range of commemorative products for the American market to celebrate Star Trek's 40th anniversary in 2006.
The series launches with highly detailed replicas of the U.S.S.
EnterpriseR NCC-1701 and the Klingon Bird-of-Prey. Both spacecraft have become synonymous with the Star Trek global phenomenon, with the
Enterprise having been featured in the very first episode screened in
1966. Suggested retail prices are: U.S.S. Enterprise $30, Klingon
Bird-of-Prey $26.
Joining these products will be the U.S.S. Enterprise NCC-1701-D, from the television series Star Trek: The Next Generation. Set nearly a century after Star Trek, the show featured a new starship (also named Enterprise) and a new crew. Star Trek: The Next Generation was the highest rated of all the Star Trek series, and was the number one syndicated show for much of its original run from 1987 to 1994.
Suggested retail price is $40.
Each model will be offered in two editions: a completed, fully decorated version and a limited edition "Sights & Sounds" unpainted model that features dramatic lighting and audio effects. Suggested
"Sights & Sounds" retail prices are: U.S.S. EnterpriseR NCC-1701
$62; Klingon Bird-of-Prey $50 ; U.S.S. Enterprise NCC-1701-D $72.
The STAR trEK 40th ANNIVERSARY COLLECTIBLES are for ages 3 and up.
For more information about STAR trEK 40th ANNIVERSARY
COLLECTIBLES, please visit http://www.corgi-usa.com
Celebrating its 50th Anniversary in 2006, Corgi USA has been the worldwide pioneer of collectible die-cast models and replicas.
Legendary for its devotion to quality, authenticity and value, Corgi
USA creates products to delight the entire family. Consumers can receive more information about the company and its line of products by calling 1-800-800-CORGI, or visiting us at: http://www.corgi-usa.com
Corgi USA is owned by Corgi Classics Limited, a wholly owned subsidiary of Corgi International Ltd.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORGI INTERNATIONAL LIMITED

(Registrant)

Date: June 21, 2006

       /s/ Ken
      Fowler

       Ken
      Fowler
       Chief
Financial Officer